NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on April 26, 2010, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 15, 2010 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Terra Industries, Inc. and Composite Merger Corporation, an indirect wholly-owned subsidiary of CF Industries Holdings, Inc., which became effective on April 15, 2010, each outstanding share of Common Stock of Terra Industries, Inc. not previously tendered was converted into $37.15 per share in cash and 0.0953 of a share of CF Industries Holdings Inc. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on April 16, 2010.